As filed with the Securities and Exchange Commission on October 28, 2005
Registration No. 333-74992
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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

MAGNUS INTERNATIONAL RESOURCES INC.

Nevada                                     1000                                         98-0351859                55972Y 10 3
(State or other jurisdiction         (Primary Standard Industrial      (I.R.S. Employer          CUSIP Number
of incorporation or organization)      Classification Number)        Identification Number)

101 Convention Center Drive, 7th Floor
Las Vegas, Nevada  89109
(executive office)

With copy to:

Devlin Jensen
Barristers & Solicitors
Attn: Mike Shannon
Suite 2550 – 555 W. Hastings St.
Vancouver, British Columbia, Canada, V6B 4N5
Tel: (604) 684-2550 Fax: (604) 684-0916
(Agent for Service)

(Check one):  X Form 10-KSB  o Form 20-K   o Form 10-QSB   o Form N-SAR

For Period Ended: July 31, 2005

                   [  ]        Transition Report on Form 10-KSB
                   [  ]        Transition Report on Form 20-K
                   [  ]        Transition Report on Form 11-K
                   [  ]        Transition Report on Form 10-QSB
                   [  ]        Transition Report on Form N-SAR

For the Transition Period Ended:

PART I — REGISTRANT INFORMATION

Magnus International Resources Inc.
101 Convention Center Drive, 7th Floor
Las Vegas, Nevada  89109

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

[x]

(a)          The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)          The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)          The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

          The Registrant’s recent activities have delayed the preparation and review of its Annual Report on Form 10-KSB.  The Registrant represents that the Form 10-KSB will be filed by no later than the 15th day following the date on which the Form 10-KSB was due.

PART IV — OTHER INFORMATION

The name and telephone number of person to contact in regard to this notification is:

Graham Taylor                                                                      (888)                                       888-1494 _____
Name                                                                                Area Code                         Telephone Number

(1)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify reports:

[X] Yes   [  ] No

(2)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 [  ] Yes    [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Magnus International Resources Inc.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 28, 2005	By	/s/ Pete Smith
Pete Smith Director